Gregory R. Binkley
President/CEO
May 9, 2005
Confidential
Mr. Michael Moran, Accounting Branch Chief
Mr. Brian V. McAllister
Ms. Donna Di Silvio
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3-8
Washington, D.C. 20549
Via EDGAR and Facsimile

Re:	The Sportsman’s Guide, Inc. Draft Form 10-K/ A for the year ended December 31, 2004 File No. 0-15767
Dear Messrs. Moran and McAllister and Ms. Di Silvio:
      On behalf of The Sportsman’s Guide, Inc. (the “Company”), set forth below is our response to the Staff’s comment letter dated May 5, 2005 regarding the above-referenced draft Amendment No. 1 to the Form 10-K/ A (the “Draft Form 10-K/ A”) and to our April 29 letter responding to the Staff’s second comment letter dated April 25, 2005, which followed our April 15 response to the Staff’s original comment letter dated March 31, 2005 concerning the Company’s Form 10-K for the year ended December 31, 2004, filed with the Commission on March 17, 2005. To facilitate your review of our response, this letter sets forth the headings, item numbers under each heading, and text of each of the Staff’s additional comments provided in its May 5, 2005 comment letter.
Consolidated Balance Sheets, page 30

1.	We note your response to prior comment 1. Please expand your disclosure to clarify your basis for reducing the purchase price as a result of revising your escrow liability and why the escrow is issuable pending the outcome of a contingency. In this regard, disclose why the escrow amount is considered contingent consideration, the nature of the claims or specified events upon which the consideration is contingent and why the consideration can not be determined as cost of the acquired entity at the date of acquisition See paragraph 26 of SFAS No. 141. If, on the other hand, the amount held in escrow can be determined at the date of your acquisition, that is, the nature of the representations and warranties you refer to in your response are such that their outcome is determinable beyond a reasonable doubt, the consideration should be included in the cost of the acquired entity and recorded at the date of acquisition. You should also reflect a revision in your statement of cash flows for the entire cost of the acquired entity as a single cash outflow. Please revise accordingly.
      As stated in our April 29 letter, the purchase price consideration for the acquisition of The Golf Warehouse was not contingent upon any future event, earnings or security price. Because the sellers required the acquisition to be structured as a purchase of limited liability company interests rather than a
411 Farwell Avenue • So. St. Paul, MN 55075-0239 • Ph.: 651-552-5103 • 651-552-5349

purchase of assets and assumption of specified liabilities, and the limited time provided to conduct our due diligence, as a conservative measure we negotiated the escrow arrangement to offset the remote possibility of a breach of the sellers’ representations and warranties (which were customary for a transaction of this nature) or the existence of any undisclosed liabilities. There have been no claims filed against the escrow, nor are we aware of any pending or potential claim. Given the facts at the date of the acquisition, we believed payment of the amounts in escrow to the sellers was highly probable and therefore included these amounts in the purchase price.
      Due to the lack of contingencies set forth in the terms of the acquisition, lack of claims filed against the escrow and lack of pending or potential claims identified, we believe beyond a reasonable doubt that the escrow amounts will be paid to the sellers without significant claim. Accordingly, we believe it is appropriate to retain these amounts in the purchase price and remove the escrow cash from our balance sheet as well as the offsetting escrow liability (approximately $3 million each as of December 31, 2004). We feel this appropriately reflects the total unconditional consideration paid for the acquisition as contemplated by SFAS No. 141 paragraphs 25-27. Payments from the escrow account, which is held by a third party escrow agent, will be made in accordance with the purchase and escrow agreements and, we believe, will have no further impact on the purchase price.
      Current disclosure in Note D of our consolidated financial statements as set forth in the Draft Form 10-K/ A will be modified to indicate that the escrow amounts have been included in the cash paid for the acquisition as of December 31, 2004. Note D will also include a description of the escrow arrangement per paragraph 26 of FAS No. 141. The proposed revised disclosures in Note D are set forth in Appendix A to this letter.
      In addition to removing the escrow restricted cash account and related escrow liability from our balance sheet, our statement of cash flow will be revised to disclose that $30,442,000 of cash has been paid for the acquisition as of December 31, 2004, which includes the escrow amounts. Disclosures will be added in Note D as required by paragraphs 36 and 37 of APB No. 20 describing these changes.
Note A-3 Revenue Recognition, page 31

2.	We note your response to prior comment 3 that deferral of the membership fee is appropriate as described in SAB 104 and Question 1 of SAB Topic 13A.3.f. Please explain how your recognition of the membership fee in income in an amount equal to the related discount earned by the customer on orders represents a systematic method over the period that the fees are earned. In this regard, explain why the membership fee does not represent a service delivered over the membership period. See Question 1 of SAB Topic 13A.4.a. Please include in your response reference to the accounting literature supporting your revenue recognition.
      We believe that recognizing the Buyer’s Club fee into income by individual customer as discounts are taken is the appropriate accounting method for the following reasons:

•	Under the terms of the membership arrangement, the fee becomes nonrefundable in an amount equal to the discount given to a club member on each order. At that point in time the portion of the fee that is nonrefundable becomes fixed and determinable and may be recognized in income in accordance with SAB Topic 13A.4.a.

•	Our membership fee arrangement is different from the example in Question 1 of SAB Topic 13A.4.a. Our refund privilege applies not to the entire fee, but only to that portion of the fee for which specific discounts have not been applied. Our accounting method properly defers recognition of refundable membership fees until the refund privilege has expired consistent with Question 1 of SAB Topic 13A.4.a.

•	Our computer systems track deferred revenue and orders on an individual customer basis, which allows us to track the status of each member and to properly recognize revenue related to the membership fees. Therefore, we believe that our method of revenue recognition better matches the revenues related to the membership program to the expenses incurred (discounts given) and is a more appropriate method of accounting for membership fees than recognizing revenue ratably over the term of the agreement. A straight-line revenue recognition method, while systematic, would not accurately reflect our potential liability for refund of program fees at any point in time. A straight-line method could put us in the position of being required to refund a customer’s unearned fee that we had already recognized in income.

•	While members are entitled to specified discounts throughout the membership term, no other services are provided to members. Members receive a monthly catalog, but the associated cost is nominal (about $0.70 per catalog). We believe the true costs of the program are the discounts given to individual customers.

•	Given the uncertain buying patterns of Buyer’s Club members, we believe it is appropriate to recognize in income a portion of each member’s club fees as the member orders merchandise and earns discounts even though this method can result in us recognizing in income the entire membership fee before expiration of the membership period. Discounts on merchandise purchased by club members after the full membership fee has been earned are offset and matched with sales revenue from those subsequent purchases and thus have a related revenue component.

      We note that our accounting policy for Buyer’s Club fees has been consistently applied since the program was created and was discussed with the Staff in our response letter to a Staff comment letter in December 2000. (Copies of both the Staff’s December 4, 2000 comment letter and our December 19, 2000 response are being supplementally furnished to the Staff with the faxed copy of this letter. See comments 6 and 7).
      Buyer’s Club membership fees account for about 5% of our total consolidated revenues. Given that members join throughout the year and have varying buying habits, it is our belief that the associated revenue recognition occurs throughout the year and is reflective of our overall revenue results and seasonality. The difference in our Buyer’s Club fee revenue if recognized on a straight-line method versus our current method would be approximately $183,000 (greater) in 2003 and $114,000 (greater) in 2004. We do not believe our Buyer’s Club fee revenue recognition methodology creates any unusual or misleading results in any one of our reporting periods.

3.	Notwithstanding the above comment, in future filings include the following disclosures for the Buyer’s Club program:

•	Amounts for unearned Buyer’s Club fees and refund obligations, if any, as of the date of your most recent balance sheet;

•	A roll forward of unearned Buyer’s Club fees and refund obligation balances from the beginning to the end of each income statement presented; and

•	Your policies as they relate to the length of time a member receives merchandise discounts and/or other benefits and the corresponding period you recognize Buyer’s Club fees may range from one day to the length of the membership period depending on the volume of member purchases.
      In your response please show us what your revised disclosure will look like.
      Under our current accounting policy, the amount of unearned Buyer’s Club fees and refund obligations are the same and are disclosed at each balance sheet date as deferred revenue. A roll-forward of these amounts for 2004 is as follows (in thousands):

Deferred revenue at beginning of year	$4,623
Membership fees received, net of refunds	11,707
Membership fees earned (discounts taken)	(10,810)
Deferred revenue at end of year	$5,520
      Given that the deferred amounts are disclosed, and revenue from the program is about 5% of our total consolidated revenues, we do not believe the above disclosure would be particularly meaningful in our financial statements. We believe it would be beneficial to disclose the total membership fee revenue recognized for each period presented and we have added this disclosure, along with other revisions per the Staff’s comment to provide greater transparency, to our revenue recognition accounting policy as shown in Appendix B.
      We hope the foregoing adequately responds to the Staff’s comments. Following resolution of the Staff’s comments, we would propose to file the Draft Form 10-K/ A as cumulatively revised above and as may be necessary to reflect any other changes resulting from any further Staff comments.
      If you desire clarification of the above responses or require additional information relating to the Company, please call Charles B. Lingen, Chief Financial Officer at (651) 552-5106.

Sincerely,

Gregory R. Binkley
President and Chief Executive Officer

Appendix A
NOTE D—ACQUISITION
      On June 29, 2004, the Company acquired 100% of the outstanding membership interests of The Golf Warehouse, L.L.C. from Falconhead Capital LLC, a private investment firm, and members of TGW management pursuant to a Membership Interest Purchase Agreement dated as of June 29, 2004. The purchase price for TGW was approximately $30.5 million and was funded from the Company’s working capital and borrowings under the Company’s credit facility with Wells Fargo Bank, National Association. The purchase price for TGW of $30.5 million consisted of $30 million for 100% of the outstanding membership interests and $0.5 million of transaction costs. No amounts of the purchase price are contingent upon future specified events, earnings or prices of securities.
      The acquisition of TGW has been accounted for using the purchase method of accounting. The fair market value of the net assets acquired resulted in the following purchase price allocation (in thousands):

Net assets acquired, including:
Current assets	$6,674
Property and equipment	1,013
Liabilities assumed	(5,371)

Net assets acquired	2,316
Trade and domain name	10,200
Customer lists and non-compete agreements	750
Goodwill	17,176

Total purchase price	$30,442

      The acquisition transaction had the following net effect on the accompanying 2004 consolidated statement of cash flows (in thousands):

Fair value of net working capital acquired	$1,303
Fair value of property and equipment acquired	1,013
Purchase price assigned to:
Goodwill	17,176
Identifiable intangibles	10,950

Cash purchase price	$30,442

      Pursuant to the Membership Interest Purchase Agreement dated June 29, 2004, $4.0 million of the estimated purchase price was deposited into an escrow account to provide for post-closing adjustments, any breach of the sellers’ representations and warranties, or undisclosed liabilities. In accordance with and subject to the escrow agreement, the escrow agent shall distribute amounts (net of claims) from the escrow account to the Sellers as follows (in thousands):

90 days after closing date	$ 500
180 days after closing date	500
360 days after closing date	1,500
540 days after closing date	Remaining Funds
      As of December 31, 2004, there were no claims identified or pending with respect to the escrow funds, nor was Company management aware of any potential claims or escrow refund issues. Accordingly, the amounts deposited in the escrow account have been included in the total purchase price as management believes these amounts will be paid to the sellers without significant claim.
      Previously, the Company recorded the amounts in escrow related to the acquisition as a liability and restricted cash. Additionally, the accompanying cash flow statement has been changed to reflect cash paid in the acquisition of $30,442 as indicated above. These changes had no effect on net earnings or net earnings per share as previously reported.
      The following unaudited pro forma summary represents the consolidated results of operations as if the TGW acquisition had occurred at the beginning of 2003. This presentation does not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.
      For the years ended December 31:

	2004	2003

Net sales	$259,542	$237,129
Net income	8,079	6,646
Basic net earnings per share	1.14	.93
Diluted net earnings per share	1.01	.84

Appendix B
NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
3.     Revenue Recognition
      The Company recognizes sales at the time of shipment from its distribution center or from its factory-direct vendors’ distribution center. Amounts billed to customers for shipping and handling are recorded as sales at the time of shipment and shipping costs are included in cost of sales. Sales include shipping and handling revenues of $27.1 million, $24.8 million and $23.5 million for the years ended December 31, 2004, 2003 and 2002. At the time of the shipment, we record a provision for anticipated merchandise returns, net of exchanges, based upon historical experience and current expectations. The net provision charged against sales was $10.6 million, $9.2 million and $9.0 million during the years ended December 31, 2004, 2003 and 2002. Reserves for returns, net of exchanges, were $2.3 million and $2.2 million at December 31, 2004 and 2003. All sales generated as a result of the Company’s factory direct or drop ship arrangements are recorded as sales when the third-party factory direct vendor confirms to the Company the shipment to the Company’s customer.
      The Company records sales for gift certificates as gift certificates are redeemed for merchandise. Prior to redemption, the certificates are recorded as a liability for the full-face amount of the certificates.
      TSG’s customers can purchase one-year memberships in the Company’s Buyer’s Club for a $29.99 annual fee. TSG also offers two-year memberships for $59.97. Club members receive merchandise discounts of 10% on regularly priced items and 5% on ammunition. Membership fees are deferred and recognized in income as the individual member earns discounts during the membership period. The member earns discounts when the ordered merchandise has been shipped from the Company’s warehouse or from the Company’s factory direct vendors’ facility. The calculation of earned membership fees is performed at an individual customer level. At the time merchandise ordered by a club member is shipped, a portion of the club fee equal to the discount earned by the customer on the specific shipment is recognized in income. This is calculated for each shipment on an individual member basis until the program-to-date discounts earned equal the annual membership fee. Any remaining deferred or unearned membership fees are recognized in income after the expiration of the membership period. Any unearned membership fees are refundable to the customer at any time during the membership period. Members are entitled to the specified discounts throughout the membership period, but no other services are provided by the Company to members. Given the uncertain buying patterns of Buyer’s Club members, the Company believes it is appropriate to recognize in income a portion of each member’s club fee as the member orders merchandise and earns discounts even though this method can result in the Company recognizing in income the entire membership fee before expiration of the membership period. Membership fee revenue recognized was $10.8 million in 2004, $9.8 million in 2003 and $8.6 million in 2002. The Company records sales generated under the Buyer’s Club 4-Pay Plan at the time of shipment along with related shipping and handling revenue.